SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from _____ to ____. Commission file number 1-9810.

A. Full title of the plan: Savings and Protection Plan for Employees of Owens & Minor, Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Owens & Minor, Inc.
4800 Cox Road
Glen Allen, Virginia 23060

12 Pages

Financial Statements, Schedules and Exhibits

KPMG

Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
Owens & Minor, Inc.:

We have audited the accompanying statements of assets available for benefits of the Savings and Protection Plan for Teammates of Owens & Minor, Inc. (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Savings and Protection Plan for Teammates of Owens & Minor, Inc. as of December 31, 2001 and 2000, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Richmond, Virginia
June 3, 2002

SAVINGS AND PROTECTION PLAN FOR TEAMMATES OF OWENS & MINOR, INC.

Statements of Assets Available for Benefits

December 31, 2001 and 2000

		2001	2000
Investments at fair value:			
Common stock	$	3,448,382	3,435,850
Mutual funds		35,333,218	40,466,903
Common collective trust funds		25,134,898	12,755,692
Cash equivalents		64,297	51,014
Participant loans		2,440,105	2,357,106
Investments at contract value – insurance contract		—	8,502,573
Total investments		66,420,900	67,569,138
Receivables:			
Employer contributions		1,079,949	980,006
Dividends and interest		11,522	22,967
Total receivables		1,091,471	1,002,973
Assets available for benefits	$	67,512,371	68,572,111

See accompanying notes to financial statements.

SAVINGS AND PROTECTION PLAN FOR TEAMMATES OF OWENS & MINOR, INC.

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2001 and 2000

		2001	2000
Investment loss:			
Net depreciation in fair value of investments	$	(5,828,052)	(5,732,114)
Interest		567,967	734,547
Dividends		392,063	4,342,433
		(4,868,022)	(655,134)
Contributions:			
Employer		2,909,411	2,587,614
Participant		5,212,346	5,554,348
		8,121,757	8,141,962
Benefits paid to participants		4,280,084	7,123,179
Administrative expenses		33,391	36,064
Net increase (decrease)		(1,059,740)	327,585
Assets available for benefits:			
Beginning of year		68,572,111	68,244,526
End of year	$	67,512,371	68,572,111

See accompanying notes to financial statements.

(1) Summary of Significant Provisions of the Plan

The following brief description of the Savings and Protection Plan for Teammates of Owens & Minor, Inc. (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

(a) General

The Plan is a defined contribution plan that is available to substantially all teammates of Owens & Minor, Inc. (the Employer) who have completed one month of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Contributions

The Plan allows participants to contribute up to 15% of their eligible compensation, with the Employer matching 50% of the first 6% of compensation that a participant contributes to the Plan. Also under the Plan, the Employer contributes 1% of compensation (as defined in the plan document) to each participant actually employed on the last day of the plan year. The Employer may increase or decrease its contributions by providing notice of the change to the participants no later than ninety days prior to the beginning of the plan year in which the change will take effect.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, the Employer's matching contribution and an allocation of earnings thereon. Allocations are based on account balances as defined by the Plan. Forfeited balances of terminated participants' nonvested accounts are used to reduce current year Employer contributions. Employer contributions were reduced by $45,000 and $122,345 from forfeited nonvested accounts in 2001 and 2000, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) Investment Options

Participants in the Plan currently have twelve investment options available to them with respect to how their participant and employer contributions are invested. Participants can elect to have contributions allocated in 1% increments to the following funds or investment funds: Owens & Minor, Inc. common stock fund, five collective trust funds and six mutual funds. These options provide for a range of investment objectives, including growth, growth and income, income and capital stability. Investment in the Owens & Minor, Inc. common stock fund is limited to 20% of the employee's account balance.

(Continued)

(e) Vesting and Withdrawals

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective April 2000, employer matching contributions and the earnings on those contributions are fully vested after one year of credited service, while the employer 1% contributions are fully vested after five years of credited service. Prior to April 1, 2000, all employer contributions and the earnings on those contributions were fully vested after five years of credited service. The Plan allows certain terminated participants to become 100% vested in their account.

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account or payment in annual installments not to extend past the lives or life expectancies of the participant and spouse as determined in accordance with Internal Revenue Code Section 401(a) (9) (A). Additionally, in the case of hardship, a participant may apply for a distribution as described in the Plan agreement.

(f) Participant Loans

Participants may borrow from their vested interests in the Plan as follows:

Vested balance	Loan limit
$0 to $99,999	50% of account balance
$100,000 or more	$50,000

No loan can be made for more than 50% of a participant's vested balance. A loan's term may not exceed five years unless the proceeds are used exclusively to purchase a principal residence. The interest rate charged is comparable to that charged by third parties for similar loans.

(g) Interfund Transfers

Under the provisions of the Plan, a participant may elect to have the value of his or her participant account attributable to a particular investment fund liquidated and transferred to any of the other available investment funds in 1% increments.

(h) Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(Continued)

(2) Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit distributions, which are recorded when paid. Contributions to the Plan and interest and dividend income are recognized as earned; administrative expenses are recognized when incurred; and realized gains and losses and unrealized appreciation and depreciation of investments are recognized as they occur.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investments

The Plan's investments are stated at fair value except for its benefit-responsive insurance contract, which was valued at contract value. The values of investments stated at fair value are determined based upon quoted market prices, except for participant loans receivable, which are valued at cost, which approximates fair value. The carrying amounts of dividends and interest receivable approximate fair value because of the short-term maturity of these instruments. Purchases and sales are recorded on a trade-date basis. Cost of investments sold is determined on the first-in, first-out (FIFO) method.

(d) Administrative Expenses

Substantially all of the administrative expenses are paid by the Plan.

(3) Investments

The following presents investments that represent 5% or more of the Plan's assets:

Description		December 31, 2001	December 31, 2000
Mutual fund – AXP New Dimensions, 962,201 and 997,721 shares, respectively	$	23,650,895	28,993,768
Mutual fund – PIMCO Total Return II, 338,047 and 222,799 shares, respectively		3,427,796	2,252,494
Insurance contract – Hartford Life Insurance Administration Fund GIC		—	8,502,573
Common collective trust fund – American Express Trust Income Medium-Term Horizon Fund, 246,692 and 239,854 shares, respectively		5,354,945	5,356,414
Common collective trust fund – American Express Trust Income II, 768,219 and 231,100 shares, respectively		16,811,696	4,777,307
Corporate common stock – Owens & Minor, Inc., 186,399 and 193,569 shares, respectively		3,448,382	3,435,850

During 2001 and 2000, the Plan's investments (including investments bought, sold, as well as held during these years) appreciated (depreciated) in value as follows:

		2001	2000
Mutual funds	$	(6,269,538)	(8,029,249)
Common collective trust funds		305,934	541,117
Common stock		135,552	1,756,018
	$	(5,828,052)	(5,732,114)

(4) Investment Contract with Insurance Company

In 1985, the Plan entered into a benefit-responsive investment contract with Hartford Life Insurance Company (Hartford). Hartford maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract was included in the Plan's financial statements at contract value as reported to the Plan by Hartford. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

In April 2001, the Plan terminated the investment contract. The proceeds from the contract were reinvested in the American Express Trust Income II collective trust fund.

There were no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were 4.1% and 5.4% for 2001 and 6.5% and 5.5% for 2000. Such interest rates were reviewed on an annual basis for resetting.

(5) Federal Income Taxes

In a determination letter dated September 1, 1999, the Internal Revenue Service (IRS) has ruled that the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from taxation under the provisions of Section 501(a). The Plan was amended and restated in December 2000 to comply with recent tax law changes and a new determination letter request has been filed with the IRS. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualified status. The Plan Administrator believes that the Plan has been operated in accordance with applicable requirements of the IRC.

Under present Federal income tax laws and regulations, participants will not be taxed on employer contributions allocated to their accounts or on investment earnings on such contributions or investment earnings on their own contributions at the time such contributions and investment earnings are received by the trustee under the Plan; but they may be subject to tax thereon at such time as they receive actual distributions from the Plan. Under normal circumstances, the Plan will not be taxed on its dividend and interest income or any capital gains realized by it or any unrealized appreciation on investments.

(6) Related Party Transactions

The Plan owned 186,399 shares of Owens & Minor, Inc. common stock as of December 31, 2001, with a cost basis of $2,170,495 and a fair value of $3,448,382. During 2001, 10,670 shares of Owens & Minor, Inc. common stock were purchased at a total cost of $186,618 and 17,840 shares, with a cost basis of $190,823, were sold for $309,937.

As of December 31, 2000, the Plan owned 193,569 shares of Owens & Minor, Inc. common stock with a cost basis of $2,174,699 and a fair value of $3,435,850. During 2000, 15,088 shares of Owens & Minor, Inc. common stock were purchased at a total cost of $185,229 and 21,594 shares, with a cost basis of $230,976, were sold for $293,399. Because Owens & Minor is the Plan Sponsor, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of common collective and mutual funds managed by American Express Trust Company (American Express). American Express is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $13,842 and $22,564 for the years ended December 31, 2001 and 2000, respectively.

Schedule

SAVINGS AND PROTECTION PLAN FOR TEAMMATES OF OWENS & MINOR, INC.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value (face amount/ number of shares or units)	Current or contract value
*	Corporate common stock – Owens & Minor, Inc.	186,399 shares of common stock	$ 3,448,382
	Mutual funds:		
	* AXP funds	962,201 units of New Dimensions Fund	23,650,895
	PIMCO funds	338,047 units of Total Return II Fund	3,427,796
	* AXP funds	357,986 units of Blue Chip Advantage Fund	2,881,784
	AIM funds	115,519 units of Constellation Fund	2,552,960
	Franklin Templeton Investments	42,527 units of Small Cap Growth Fund	1,325,572
	Franklin Templeton Investments	161,536 units of Foreign Fund	1,494,211
	Common collective trust funds:		
	* American Express Trust Company	41,667 units of Income Short-Term Horizon Fund	753,628
	* American Express Trust Company	246,692 units of Income Medium-Term Horizon Fund	5,354,945
	* American Express Trust Company	75,425 units of Income Long-Term Horizon Fund	1,715,390
	* American Express Trust Company	768,219 units of Income II Fund	16,811,696
	* American Express Trust Company	15,675 units of Equity II Fund	499,239
*	American Express Trust Company – cash equivalents	64,297 units of Money Market I Fund	64,297
*	Participant loans	Notes receivable, interest rates ranging from 8.75% - 11.00% with up to 5 years maturity	2,440,105
			$ 66,420,900

* Party-in-interest

See accompanying independent auditors' report.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings and Protection Plan for
Employees of Owens & Minor, Inc.

Date 6/26/02

Jeffrey Kaczka
Senior Vice President & Chief Financial Officer

Form 11-K
Exhibit Index

Exhibit 23

Consent of Independent Auditors

The Board of Directors
Owens & Minor, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 33-32497) on Form S-8 of Owens & Minor, Inc. of our report dated June 30, 2002 relating to the statements of assets available for benefits of the Savings and Protection Plan for Teammates of Owens & Minor, Inc. as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended, which report is included in this annual report on Form 11-K.

KPMG LLP

Richmond, Virginia
June 26, 2002